UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NETWORKS NORTH, INC.

(Name of Issuer)

Common Stock, par value $0.0467 per share

(Title of Class of Securities)

629409-40-0

(CUSIP Number)

Blair Layton

Chell.com Ltd.
114, 1215 — 13th Street S.E.
Calgary, Alberta T2G 3J4
403.303.2345
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629409-40-0

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Chell.com Ltd.

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) Not Applicable
(b) Not Applicable

(3) SEC Use Only

(4) Source of Funds (See Instructions) — WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)–[X]

(6) Citizenship or Place of Organization — Canada

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power — 462,894
------------------------------------------------------------
(8)  Shared Voting Power — Not applicable
------------------------------------------------------------
(9)  Sole Dispositive Power — 462,894
------------------------------------------------------------
(10) Shared Dispositive Power — Not Applicable

(11) Aggregate Amount Beneficially Owned by Each Reporting Person — 462,894

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) — Not Applicable

(13) Percent of Class Represented by Amount in Row (11) — 16.2%

(14) Type of Reporting Person (See Instructions) CO ................................................

Corporation	CO

Partnership	PN

Individual	IN

Other	OO

Item 1.  Security and Issuer

      The title of the class of equity securities of Networks North, Inc., a New York corporation (the “Company”), to which this statement relates is the Company’s Common Stock, par value $0.0467 per share (the “Common Stock”). The address of the principal executive office of the Company is 14 Meteor Drive, Etobicoke, Ontario, M9W 1A4.

Item 2.  Identity and Background

(a)	The Reporting Person is Chell.com Ltd. Exhibit A sets forth the name, address, present principal occupation, and citizenship of each officer and director of Chell.com Ltd.

(b)	The business address of Chell.com Ltd. is 114, 1215 — 13th Street S.E., Calgary, Alberta, Canada T2G 3J4.

(c)	Chell.com Ltd. is a technology strategy bank, which incubates, tests and grows businesses out of the latest in technology and service innovation.

(d)	During the past five years, neither Chell.com Ltd. nor any of the executive officers or directors of Chell.com Ltd. listed on Exhibit A has been convicted in a criminal proceeding.

(e)	On November 6, 1998 Cameron Chell entered into a Settlement Agreement with the Alberta Stock Exchange to resolve a pending investigation into alleged breaches by Mr. Chell of Alberta Stock Exchange rules and bylaws. As part of the Settlement Agreement, (i) Mr. Chell acknowledged that he had breached certain duties of supervision, disclosure, or compliance in connection with various offers and sales of securities and (ii) Mr. Chell was prohibited from receiving Alberta Stock Exchange approval for a five year period, subjected to a CDN$25,000 fine and a three year period of enhanced supervision.

Other than the item disclosed in the paragraph immediately preceding this paragraph, neither Chell.com Ltd. nor any of the executive officers or directors of Chell.com Ltd. listed on Exhibit A has, in the last five years, been a party to a civil proceeding of a judicial or administrative body and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or prohibiting any violation of such laws.

(f)	Chell.com Ltd. is a corporation organized under the laws of the Province of Alberta, Canada.

Item 3.  Source and Amount of Funds or Other Consideration

      The shares of Common Stock to which this statement is being filed were acquired for the aggregate purchase price of $1,388,682, the source of which was working capital funds.

Item 4.  Purpose of Transaction

      Chell.com Ltd. acquired the shares of Common Stock for investment purposes and Chell.com Ltd. holds shares of Common Stock for investment purposes. From time to time Chell.com Ltd. may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by it.

      Planned changes were effected to the board of directors and several officer positions. The board of directors now consists of:

Cameron Chell — Chairman
Frank Killoran — Director
Blair Layton — Director
David Bolink — Director
Don Pagnutti — Director
Adrian Towning — Director
Peter Rona — Director

      Officers of the Company are now:

Peter Rona — President and Chief Executive Officer
Don Pagnutti — Executive VP and Chief Operating Officer
Mark Truman — Secretary and Chief Financial Officer

      With these new changes, the Network North Inc. board increases from six to seven.

      The Board of Directors approved a Term Sheet whereby V C Advantage Limited Partnership will invest $3,000,000 by way of a Convertible Debenture that will bear 10% interest. Conversion of the debenture will be at a price of $3.00/share. Registration rights are attached to this financing. In connection with the Convertible Debenture, the Company will issue 50,000 Warrants with each warrant convertible into one share of common stock of the Company at a price of $3.00 per share. This financing is subject to shareholder approval. See Exhibit “D”.

      Chell.com Ltd. has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

(a)	As of the date hereof, Chell.com Ltd. owns of record 462,894 shares of Common Stock, or 16.2% of the Company’s issued and outstanding shares of Common Stock;

(b)	Chell.com Ltd. has the power to direct the vote and the power to direct the disposition of the 462,894 shares of Common Stock that is owned beneficially by it;

(c)	Not Applicable;

(d)	No person other than Chell.com Ltd. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by Chell.com Ltd.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      In an Agreement of Purchase and Sale dated April 3, 2000, NetStar Enterprises Inc. agreed to sell 462,894 shares of Common Stock of Networks North Inc. to Chell.com Ltd.

      In an understanding between Chell.com Ltd. and HDL Capital Corporation and Jeffrey Kirsch, Chell.com Ltd. paid a fee of $250,000 USD plus Canadian Goods and Services Tax of 7% to HDL Capital Corporation and Jeffrey Kirsch for terminating any rights to the Common Stock that they had under the Letter of Agreement of January 12, 2000 with NetStar Enterprises Inc.

Item 7.  Material to Be Filed as Exhibits

      Attached as Exhibit A to this filing is a list of officers and directors of Chell.com Ltd.

      Attached as Exhibit B to this filing is the Agreement of Purchase and Sale, dated April 3, 2000, between Chell.com Ltd. and NetStar Enterprises Inc.

      Attached as Exhibit C to this filing is the Term Sheet in connection with a financing by V C Advantage Limited Partnership which has been approved by the Board of Directors of Networks North, Inc.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2000

Date

/s/ Blair Layton

Signature

Blair Layton, Corporate Secretary

Name & Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

          (See 18 U.S.C. 1001).

Exhibit “A”

Officers and Directors of Chell.com Ltd.

Name	Citizenship	Present Principal Occupation

Cameron Chell 306-20 Street NW Calgary, AB T2N 2K3	Canadian	Chairman of the Board and Chief Executive Officer of Chell.com Ltd.

David Bolink 4 Glenwood Crescent SW Calgary, Alberta T3E 3Z2	Canadian	President of Chell.com Ltd.

Blair Layton 71 Mount Selkirk Place SE Calgary, AB T2Z 2P8	Canadian	Secretary/Chief Financial Officer of Chell.com Ltd.

Exhibit “B”

AGREEMENT OF PURCHASE AND SALE

DATED this 3rd day of April, 2000

B E T W E E N:

CHELL.COM LTD., a company incorporated under the laws of Alberta, with registered offices at 114-1215 13th Avenue SE, Calgary, Alberta

(hereinafter referred to as the “Purchaser”)

and —

NETSTAR ENTERPRISES INC., a company incorporated under the laws of Canada with registered offices at 2225 Sheppard Avenue East, Suite 100, Toronto, Ontario M2J 5C2

(hereinafter referred to as the “Vendor”)

      WHEREAS Vendor beneficially owns 925,787 shares of the capital stock of Networks North, Inc. (the “Company”);

      AND WHEREAS The Purchaser wishes to purchase 462,894 shares (the “Shares”) from the Vendor and the Vendor wishes to sell the Shares to Purchaser;

      NOW THEREFORE THIS AGREEMENT WITNESSETH THAT:

1.   Purchase and Sale of Shares

a)	On the terms and subject to the fulfilment of the conditions hereof, the Vendor will sell and transfer to the Purchaser, and the Purchaser will purchase and accept from Vendor, all, and not less than all, the Shares in consideration of the Purchase Price (as defined in subparagraph (b) below).

b)	The price payable by the Purchaser to the Vendor for the Shares is U.S. $3.00 per Share for a total purchase price of U.S. $1,388,682 (the “Purchase Price”).

c)	At 12:00pm (EST) on April 3, 2000 at the offices of the Vendor, the Purchaser will pay to the Vendor, by certified cheque, the Purchase Price and the Vendor will deliver to the Purchaser a share certificate representing the Shares.

d)	Immediately following payment by the Purchaser to the Vendor (satisfactory to the Vendor) of the Purchase Price, Vendor will deliver to the Purchaser, resignations of the following directors of the Company: Lorne Stephenson and Mary Currie.

2.   Representations and Warranties of Purchaser

The Purchaser hereby represents and warrants to Vendor that:

a)	this Agreement, when executed and delivered by Purchaser, will constitute a valid and binding agreement of Purchaser in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Purchaser’s constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b)	the Purchaser is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property; and

c)	the Purchaser is buying the Shares as principal for its own account without a view to distribution.

3.   Representations and Warranties of Vendor

The Vendor hereby represents and warrants to Purchaser that:

a)	this Agreement, when executed and delivered by Vendor, will constitute a valid and binding agreement of Vendor in accordance with its terms. None of the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance with or fulfilment of the terms and provisions of this Agreement ,will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under the Vendor’s constating documents or by-laws, any instrument, agreement, mortgage, judgement, order, award or decree;

b)	the Vendor is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement of its creditors generally, had any petition or receiving order in bankruptcy filed against it, taken any proceedings with respect to a compromise or arrangement or to have a receiver appointed over any part of its assets, had an encumbrancer take possession of any of its property, or had an execution or distress become enforceable or levied upon any of its property;

c)	there are no outstanding agreements, calls, commitments, options, subscriptions, warrants or other rights or privileges held by a third party and granted by Vendor entitling it to acquire the Shares;

d)	Vendor is the registered and beneficial owner and holder of the Shares and has good and marketable title to the Shares, free and clear of all encumbrances or claims of any kind and Vendor has not received any notice of any adverse claim with respect to the Shares;

e)	Vendor is not a “non-resident” of Canada under the Income Tax Act (Canada);

f)	Vendor acquired the Shares for its own account and not with a view to distribution. In offering and selling the Shares to Purchaser, Vendor is acting for its own account, and not as agent of the Company or as an underwriter or distributor of the Shares.

4.   Receipt for Shares

The Purchaser hereby authorizes Morrison Brown Sosnovitch LLP to receive the certificate representing the Shares on the Purchaser’s behalf and to execute the Vendor’s form of receipt on behalf of the Purchaser.

5.   Agreement Conditional

The obligations of the Vendor hereunder, are conditional upon the Vendor’s successful completion of a sale of 462,893 shares to Hammock Group Ltd. on April 3, 2000.

6.   Governing Laws

This Agreement shall be interpreted and construed in accordance with the laws of the Province of Ontario and the parties attorn to the jurisdiction of the Courts of the Province of Ontario.

      IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of day and year first written above.

CHELL.COM LTD.

Per:	/s/ Cameron Chell

Name:	Cameron Chell

Title:	Chief Executive Officer and Chairman of the Board

NETSTAR ENTERPRISES INC.

Per:	/s/ Lorne C. Stephenson

Name:	Lorne C. Stephenson

Title:	Executive Vice President — Administration

Per:	/s/ Mary Currie

Name:	Mary Currie

Title:	Vice President — Finance and Planning

Exhibit “C”

NETWORKS NORTH INC.

US$3 MILLION
10% UNSECURED CONVERTIBLE DEBENTURE

Issuer:	Networks North Inc, a New York corporation 14 Meteor Drive, Toronto, Ontario, M9W 1A4

Purchaser:	VC Advantage Limited Partnership, an Ontario limited partnership 365 Bay Street, 10th Floor Toronto, Ontario M5H 2V2

Aggregate Amount:	$3,000,000

Security:	Convertible Unsecured Debenture due 3 years from issue. The Debenture shall bear interest of 10% per annum, payable upon conversion, redemption or maturity. Interest is payable in cash or stock at the Issuer’s option

Initial Close Date:	Within 30 days following the purchase of 925,787 shares of Networks North Inc. by 870537 Alberta Limited or its nominee from NetStar Enterprises Inc.

Conditions to Initial Closing:	Shall include: (1) that the Issuer shall be a reporting company under the Securities Exchange Act of 1934; the common stock shall be quoted on the Nasdaq Small Cap Market; (2) that the purchase of 925,787 shares of Networks North Inc. by 870537 Alberta Limited or its nominee from NetStar Enterprises Inc. has taken place; (3) satisfactory completion of the purchaser’s due diligence.

Funding at Initial Closing:	$3,000,000.

Conversion:	The Convertible Debenture shall be convertible into common stock of the Issuer from time to time in such amounts as the Holder may specify, any time after the Initial Close Date.

Conversion Price:	$3.00 per share.

Purchasers’ Warrants:	On the Initial Close Date, the Issuer shall issue to the Holder Warrants to purchase 50,000 shares of common stock at $3.00 per share. The Warrants shall carry a term of 4 years.

Registration of Common Stock:	The Issuer shall file a Registration Statement on Form S-3 covering the common shares underlying the Convertible Debenture, and the common shares underlying the Holders’ Warrants within 30 days of the Close Date. The Issuer shall cause the Registration Statement to be declared effective as soon as possible, and in any event within 90 days after the Initial Close Date. The Issuer shall cause the Registration Statement to remain effective until 30 days after the common shares underlying the Convertible Debenture have been converted and the Warrants have been exercised or expired. The Issuer shall also remain a reporting company and cause its shares to be quoted on a Nasdaq market until 30 days after the Convertible Debenture has been converted and the Warrants have been exercised or expired.

Liquidated Damages:	If the Registration Statement is not filed within 30 days or declared effective within 90 days, the Issuer shall pay to the Holder penalties equal to 2% of the outstanding amount per month, or pro rated portion thereof, until the Registration Statement is declared effective.

Placement Agent:	Thomson Kernaghan & Co. Limited

Placement Fee:	5% of the gross principal amount of the Convertible Debentures, payable to the Placement Agent.

Indemnification:	The Issuer shall indemnify the Placement Agent against any and all liability.

Purchasers’ Legal Fees and Expenses:	The Issuer shall pay the Purchasers’ reasonable legal fees and expenses.

Definitive Agreement:	The purchase and sale of the Convertible Debenture is subject to the negotiation and execution of a definitive agreement containing such representations, warranties, terms and conditions as the parties and their respective counsel may agree.

Currency:	All dollar amounts are in $USD.

This term sheet is for preliminary discussion purposes only. It is not an offer to buy or sell, nor the solicitation of any offer to buy or sell, any securities. Any agreement between the Issuer and the Purchaser must be in writing and signed by both parties.